                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 6)


                              RIDDELL SPORTS INC.
                               (Name of Issuer)


                         COMMON STOCK, $.01 PAR VALUE
                        (Title of Class of Securities)


                                  765670-10-4
                                (CUSIP Number)


                              Lisa Marroni, Esq.
                              RIDDELL SPORTS INC.
                           900 THIRD AVE - FLOOR 27
                           NEW YORK, NEW YORK  10022
                                (212) 826-4300
           (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                               December 11, 1998
                         (Date of Event which Requires
                           Filing of this Statement)


      IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS
      SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE
      13D-1(B)(3) OR (4), CHECK THE FOLLOWING  BOX: [ ]

                                     13D
CUSIP NO. 765670-10-4
----------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS    ROBERT HOLDINGS, INC.
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS   38-2991917
----------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:    (a)  (X)
                                                                (b)  ( )
----------------------------------------------------------------------------
    3      SEC USE ONLY
----------------------------------------------------------------------------
    4      SOURCE OF FUNDS                              WC
----------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)                             ( )
----------------------------------------------------------------------------
    6      CITIZEN OR PLACE OF ORGANIZATION             MICHIGAN
----------------------------------------------------------------------------
  NUMBER OF        7     SOLE VOTING POWER             NONE
    SHARES         ---------------------------------------------------------
 BENEFICIALLY      8     SHARED VOTING POWER           NONE
   OWNED BY        ---------------------------------------------------------
     EACH          9     SOLE DISPOSITIVE POWER        456,506
  REPORTING        ---------------------------------------------------------
 PERSON WITH       10    SHARED DISPOSITIVE POWER      NONE
----------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           456,506
----------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                            ( )
----------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
----------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON           CO
----------------------------------------------------------------------------

                                     13D
CUSIP NO. 765670-10-4
----------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS   QEN, INC.
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS   38-2826611
----------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:    (a)  (X)
                                                                (b)  ( )
----------------------------------------------------------------------------
    3      SEC USE ONLY
----------------------------------------------------------------------------
    4      SOURCE OF FUNDS                              WC
----------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)                             ( )
----------------------------------------------------------------------------
    6      CITIZEN OR PLACE OF ORGANIZATION             MICHIGAN
----------------------------------------------------------------------------
  NUMBER OF        7     SOLE VOTING POWER             50,000
    SHARES         ---------------------------------------------------------
 BENEFICIALLY      8     SHARED VOTING POWER           NONE
   OWNED BY        ---------------------------------------------------------
     EACH          9     SOLE DISPOSITIVE POWER        50,000
  REPORTING        ---------------------------------------------------------
 PERSON WITH       10    SHARED DISPOSITIVE POWER      NONE
----------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           50,000
----------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                           ( )
----------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           LESS THAN 1%
----------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON           CO
----------------------------------------------------------------------------

                                     13D
CUSIP NO. 765670-10-4
----------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS   ROBERT NEDERLANDER
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS   ###-##-####
----------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:    (a)  (X)
                                                                (b)  ( )
----------------------------------------------------------------------------
    3      SEC USE ONLY
----------------------------------------------------------------------------
    4      SOURCE OF FUNDS                              OO
----------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)                              ( )
----------------------------------------------------------------------------
    6      CITIZEN OR PLACE OF ORGANIZATION             UNITED STATES
----------------------------------------------------------------------------
  NUMBER OF        7     SOLE VOTING POWER             5,201,231
    SHARES         ---------------------------------------------------------
 BENEFICIALLY      8     SHARED VOTING POWER           NONE
   OWNED BY        ---------------------------------------------------------
     EACH          9     SOLE DISPOSITIVE POWER        1,259,710
  REPORTING        ---------------------------------------------------------
 PERSON WITH       10    SHARED DISPOSITIVE POWER      NONE
----------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           5,201,231
----------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                            ( )
----------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)51.6%
----------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON           IN
----------------------------------------------------------------------------

                                     13D
CUSIP NO. 765670-10-4
----------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS   R.E.R. CORP.
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS   38-276-7825
----------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A  GROUP:    (a)  (X)
                                                                 (b)  ( )
----------------------------------------------------------------------------
    3      SEC USE ONLY
----------------------------------------------------------------------------
    4      SOURCE OF FUNDS                              WC
----------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)                             ( )
----------------------------------------------------------------------------
    6      CITIZEN OR PLACE OF ORGANIZATION             MICHIGAN
----------------------------------------------------------------------------
  NUMBER OF        7     SOLE VOTING POWER             NONE
    SHARES         ---------------------------------------------------------
 BENEFICIALLY      8     SHARED VOTING POWER           NONE
   OWNED BY        ---------------------------------------------------------
     EACH          9     SOLE DISPOSITIVE POWER        511,612
  REPORTING        ---------------------------------------------------------
 PERSON WITH       10    SHARED DISPOSITIVE POWER      NONE
----------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           511,612
----------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                            ( )
----------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)5.6 %
----------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON           CO
----------------------------------------------------------------------------

                                     13D
CUSIP NO. 765670-10-4
----------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS   JOHN MCCONNAUGHY, JR.
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS   ###-##-####
----------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:    (a)  (X)
                                                                (b)  ( )
----------------------------------------------------------------------------
    3      SEC USE ONLY
----------------------------------------------------------------------------
    4      SOURCE OF FUNDS                              OO
----------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)                             ( )
----------------------------------------------------------------------------
    6      CITIZEN OR PLACE OF ORGANIZATION             UNITED STATES
----------------------------------------------------------------------------
  NUMBER OF        7     SOLE VOTING POWER             NONE
    SHARES         ---------------------------------------------------------
 BENEFICIALLY      8     SHARED VOTING POWER           NONE
   OWNED BY        ---------------------------------------------------------
     EACH          9     SOLE DISPOSITIVE POWER        1,046,437
  REPORTING        ---------------------------------------------------------
 PERSON WITH       10    SHARED DISPOSITIVE POWER      NONE
----------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           1,046,437
----------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                          ( )
----------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.3%
----------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON           IN
----------------------------------------------------------------------------

                                     13D
CUSIP NO. 765670-10-4
----------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS   JEMC CORP.
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS   ###-##-####
----------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:    (a)  (X)
                                                                (b)  ( )
----------------------------------------------------------------------------
    3      SEC USE ONLY
----------------------------------------------------------------------------
    4      SOURCE OF FUNDS                              WC
----------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)                            ( )
----------------------------------------------------------------------------
    6      CITIZEN OR PLACE OF ORGANIZATION             DELAWARE
----------------------------------------------------------------------------
  NUMBER OF        7     SOLE VOTING POWER             NONE
    SHARES         ---------------------------------------------------------
 BENEFICIALLY      8     SHARED VOTING POWER           NONE
   OWNED BY        ---------------------------------------------------------
     EACH          9     SOLE DISPOSITIVE POWER        853,993
  REPORTING        ---------------------------------------------------------
 PERSON WITH       10    SHARED DISPOSITIVE POWER      NONE
----------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           853,993
----------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                          ( )
----------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.3%
----------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON           CO
----------------------------------------------------------------------------

                                     13D
CUSIP NO. 765670-10-4
----------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS   DAVID MAUER
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS   ###-##-####
----------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:    (a)  (X)
                                                                (b)  ( )
----------------------------------------------------------------------------
    3      SEC USE ONLY
----------------------------------------------------------------------------
    4      SOURCE OF FUNDS                              PF
----------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)                            ( )
----------------------------------------------------------------------------
    6      CITIZEN OR PLACE OF ORGANIZATION             UNITED STATES
----------------------------------------------------------------------------
  NUMBER OF        7     SOLE VOTING POWER             NONE
    SHARES         ---------------------------------------------------------
 BENEFICIALLY      8     SHARED VOTING POWER           NONE
   OWNED BY        ---------------------------------------------------------
     EACH          9     SOLE DISPOSITIVE POWER        445,645
  REPORTING        ---------------------------------------------------------
 PERSON WITH       10    SHARED DISPOSITIVE POWER      NONE
----------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           445,645
----------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                           ( )
----------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6%
----------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON           IN
----------------------------------------------------------------------------

                                     13D
CUSIP NO. 765670-10-4
----------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS   DAN COUGILL
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS   ###-##-####
----------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:    (a)  ( )
                                                                (b)  (X)
----------------------------------------------------------------------------
    3      SEC USE ONLY
----------------------------------------------------------------------------
    4      SOURCE OF FUNDS                              PF
----------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)                            ( )
----------------------------------------------------------------------------
    6      CITIZEN OR PLACE OF ORGANIZATION             UNITED STATES
----------------------------------------------------------------------------
  NUMBER OF        7     SOLE VOTING POWER             9,836
    SHARES         ---------------------------------------------------------
 BENEFICIALLY      8     SHARED VOTING POWER           NONE
   OWNED BY        ---------------------------------------------------------
     EACH          9     SOLE DISPOSITIVE POWER        9,836
  REPORTING        ---------------------------------------------------------
 PERSON WITH       10    SHARED DISPOSITIVE POWER      NONE
----------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           9,836
----------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                         ( )
----------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1.0%
----------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON           IN
----------------------------------------------------------------------------

                                     13D
CUSIP NO. 765670-10-4
----------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS   LENNY CORP.
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS   13-3970019
----------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:    (a)  (X)
                                                                (b)  ( )
----------------------------------------------------------------------------
    3      SEC USE ONLY
----------------------------------------------------------------------------
    4      SOURCE OF FUNDS                              WC, OO
----------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)                             ( )
----------------------------------------------------------------------------
    6      CITIZEN OR PLACE OF ORGANIZATION             DELAWARE
----------------------------------------------------------------------------
  NUMBER OF        7     SOLE VOTING POWER             NONE
    SHARES         ---------------------------------------------------------
 BENEFICIALLY      8     SHARED VOTING POWER           NONE
   OWNED BY        ---------------------------------------------------------
     EACH          9     SOLE DISPOSITIVE POWER        932,510
  REPORTING        ---------------------------------------------------------
 PERSON WITH       10    SHARED DISPOSITIVE POWER      NONE
----------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           932,510
----------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                          ( )
----------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.1%
----------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON           CO
----------------------------------------------------------------------------

                                     13D
CUSIP NO. 765670-10-4
----------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS   LEONARD TOBOROFF, P.C. DEFINED
                                          BENEFIT PLAN
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS   ###-##-####
----------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:    (a)  (X)
                                                                (b)  ( )
----------------------------------------------------------------------------
    3      SEC USE ONLY
----------------------------------------------------------------------------
    4      SOURCE OF FUNDS                              OO
----------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)                            ( )
----------------------------------------------------------------------------
    6      CITIZEN OR PLACE OF ORGANIZATION             DELAWARE
----------------------------------------------------------------------------
  NUMBER OF        7     SOLE VOTING POWER             NONE
    SHARES         ---------------------------------------------------------
 BENEFICIALLY      8     SHARED VOTING POWER           NONE
   OWNED BY        ---------------------------------------------------------
     EACH          9     SOLE DISPOSITIVE POWER        114,126
  REPORTING        ---------------------------------------------------------
 PERSON WITH       10    SHARED DISPOSITIVE POWER      NONE
----------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           114,126
----------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                          ( )
----------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  1.2%
----------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON           OO
----------------------------------------------------------------------------

                                     13D
CUSIP NO. 765670-10-4
----------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS   LEONARD TOBOROFF
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS   ###-##-####
----------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:    (a)  (X)
                                                                (b)  ( )
----------------------------------------------------------------------------
    3      SEC USE ONLY
----------------------------------------------------------------------------
    4      SOURCE OF FUNDS                              OO
----------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)                             ( )
----------------------------------------------------------------------------
    6      CITIZEN OR PLACE OF ORGANIZATION             UNITED STATES
----------------------------------------------------------------------------
  NUMBER OF        7     SOLE VOTING POWER             NONE
    SHARES         ---------------------------------------------------------
 BENEFICIALLY      8     SHARED VOTING POWER           NONE
   OWNED BY        ---------------------------------------------------------
     EACH          9     SOLE DISPOSITIVE POWER        1,311,085
  REPORTING        ---------------------------------------------------------
 PERSON WITH       10    SHARED DISPOSITIVE POWER      NONE
----------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,311,085
----------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                           ( )
----------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2%
----------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON           IN
----------------------------------------------------------------------------

                                     13D
CUSIP NO. 765670-10-4
----------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS   JEFFREY G. WEBB
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS   ###-##-####
----------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:    (a)  (X)
                                                                (b)  ( )
----------------------------------------------------------------------------
    3      SEC USE ONLY
----------------------------------------------------------------------------
    4      SOURCE OF FUNDS                              PF
----------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)                            ( )
----------------------------------------------------------------------------
    6      CITIZEN OR PLACE OF ORGANIZATION             UNITED STATES
----------------------------------------------------------------------------
  NUMBER OF        7     SOLE VOTING POWER             NONE
    SHARES         ---------------------------------------------------------
 BENEFICIALLY      8     SHARED VOTING POWER           NONE
   OWNED BY        ---------------------------------------------------------
     EACH          9     SOLE DISPOSITIVE POWER       1,147,354
  REPORTING        ---------------------------------------------------------
 PERSON WITH       10    SHARED DISPOSITIVE POWER      NONE
----------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           1,147,354
----------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                           ( )
----------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   12.0%
----------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON           IN
----------------------------------------------------------------------------

     This Amendment No. 6 amends the Schedule 13D filed on February 15, 1994 and amended on August 9, 1995, May 10, 1996, June 26, 1997, August 22, 1997and April 16, 1998(the "Schedule 13D") originally filed by M.L.C. Partners Limited Partnership, a Delaware limited partnership ("MLC") and its three general partners, Robert Holdings, Inc., a Michigan corporation ("Robert Holdings"), Lenny Corp., a Delaware corporation ("Lenny Corp.") and Financial Trustees, Inc., a Florida corporation ("FTI"), and also, QEN, Inc., a Michigan corporation ("QEN"), Robert E. Nederlander ("Nederlander") and John McConnaughy, Jr. ("McConnaughy"), relating to the common stock (the "Common Stock"), par value $.01 per share (the "Shares"), of Riddell Sports Inc. (the "Company").

Item 2.   Identity and Background.

     Item 2 is hereby amended and supplemented as follows:

     This Statement is being filed by Robert Holdings, and also Lenny Corp, Leonard Toboroff, P.C., Defined Benefit Plan, a pension plan intended to be qualified pursuant to Section 401(a) of the Internal Revenue Code of 1986, as amended ("Benefit Plan"), JEMC Corp., a Delaware corporation ("JEMC"), QEN, R.E.R. Corp., a Michigan corporation ("RER"), Nederlander, McConnaughy, Leonard Toboroff ("Toboroff"), David Mauer ("Mauer"), Dan Cougill ("Cougill") and Jeffrey Webb ("Webb"). Robert Holdings, RER, Lenny Corp., Benefit Plan, JEMC, QEN, Nederlander, McConnaughy, Toboroff, Mauer and Cougill are hereinafter sometimes collectively referred to the "Reporting Persons."

     The names, business address, present principal occupation or employment and address of any corporation or organization in which such employment is conducted, of the executive officers and directors and controlling stockholders of Robert Holdings, Lenny Corp., Benefit Plan, RER, JEMC and QEN are set forth on Schedule A, B, C, D, E and F, attached to the Schedule 13D, respectively.

     None of the Reporting Persons, and to the knowledge of the Reporting Persons, the persons set forth on Schedules A through F, attached hereto, has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other
            Consideration.

     Item 3 is hereby amended as follows:

      In connection with the exercise of warrants descried more fully in Item 4, the Reporting Persons paid the exercise price by delivering shares of Common Stock which they received upon exercising the warrant. Mr. Mauer used personal funds to purchase the 1,100 shares of Common Stock reported herein, and did not borrow funds. Otherwise, the Reporting Persons were not required to pay any funds in connection with the transactions reported in this Amendment.

Item 4.

     This Amendment to Schedule 13D was filed for the following reasons:

      a. In connection with his resignation from the positions of President and Chief Operating Officer of the Riddell Group Division of the Company, the Company terminated certain unexercised stock options to acquire 90,250 shares of Common Stock previously granted to Mr. Cougill under the Company's 1991 Stock Option Plan and deemed beneficially owned by him pursuant to Rule 13d-3(d) of the Securities Exchange Act, as amended, on the date of this filing. This Amendment reflects the reduction in Mr. Cougill's beneficial ownership by this number of shares.

      b. In addition, in connection with his resignation from the Company, Mr. Cougill is no longer a party to that Stockholders' Agreement dated August 14, 1995 (the "Stockholders' Agreement") among the Company and the Reporting Persons, as amended. Accordingly, the shares of Common Stock owned by Mr. Cougill are no longer subject to the voting and other restrictions contained therein, and Mr. Cougill is no longer a member of the 13D filing group effective December 11, 1998.

      c. Pursuant to the voting agreement contained in the Stockholder's Agreement, Mr. Nederlander is deemed to beneficially own the shares of Common Stock beneficially owned by the Reporting Persons. As a result of Mr. Cougill's resignation, Mr. Nederlander is no longer deemed to beneficially own the shares of stock beneficially owned by Mr. Cougill. This Amendment amends the Schedule 13D to reduce Mr. Nederlander's beneficial ownership of Common Stock by 96,427 shares, which is the number of shares of Common Stock reported in Amendment No. 5 to this Schedule 13D as beneficially owned by Mr. Cougill (and, therefore, also by Mr. Nederlander). Further, it also reflects an increase in Mr. Cougill's Sole Voting Power to 9,836 shares of Common Stock, constituting his entire beneficial ownership of Common Stock on the date of this Amendment.

       d. On June 24, 1997 Messrs. McConnaughy, Nederlander, and Toboroff, directors of the Company, were given automatic grants of options to acquire 7,500 shares of Common Stock under the Company's 1991 Stock Option Plan. These options vested in full on June 24, 1998, and this Amendment amends the
Schedule 13D to include such shares as beneficially owned by such persons.

           Pursuant to the voting agreement contained in the Stockholder's Agreement, Mr. Nederlander is deemed to beneficially own the 7,500 shares of Common Stock beneficially owned by each of Mr. McConnaughy and Toboroff, and this Amendment amends the Schedule 13D to reflect the increase in Mr. Nederlander's beneficial ownership by these 15,000 shares. Messrs. Toboroff and McConnaughy no longer have sole voting power with respect to these shares.

            On June 24, 1998, Messrs. McConnaughy, Nederlander, were given automatic grants of options to acquire 7,500 shares of Common Stock under the Company's 1991 Stock Option Plan; these options vest in full June 24, 1999 and are not deemed beneficially owned by such persons on the date of the filing of this Amendment and are not included in the tables.

       e. On each of June 24, 1998 and July 16, 1998, 12,500 shares underlying stock options granted to Mr. Mauer vested and are deemed beneficially owned by him. Accordingly, this Amendment amends the Schedule 13D to include these additional 25,000 shares owned by Mr. Mauer.

           Pursuant to the voting agreement contained in the Stockholder's Agreement, Mr. Nederlander is deemed to beneficially own the 25,000 shares of Common Stock beneficially owned by Mr. Mauer, and this Amendment amends the
Schedule 13D to reflect the increase in Mr. Nederlander's beneficial ownership by these 25,000 shares. Mr. Mauer no longer has sole voting power with respect to these shares.

           On June 24, 1998 Mr. Mauer was granted an option to acquire 40,000 shares of Common Stock. This option has not vested and shares underlying this option are not deemed beneficially owned by Mr. Mauer on the date of this Amendment and are not included in the table.

      f. On June 24, 1998, 16,667 shares underlying a stock option granted to Mr. Webb vested and are deemed beneficially owned by him. Accordingly, this Amendment amends the Schedule 13D to include this additional number of shares owned by Mr. Webb.

      Pursuant to the voting agreement contained in the Stockholder's Agreement, Mr. Nederlander is deemed to beneficially own the 16,667 shares of Common Stock beneficially owned by Mr. Webb, and this Amendment amends the
Schedule 13D to reflect the increase in Mr. Nederlander's beneficial ownership by these 16,667 shares. Mr. Webb no longer has sole voting power with respect to these shares.

      On June 24, 1998 Mr. Webb was granted an option to acquire 35,000 shares of Common Stock; Mr. Webb is not deemed to beneficially own these shares on the date of this Amendment and they are not included in the table.

      g. In October, 1998 the Board of Directors resolved to give the Reporting Persons, as holders of the Warrant to acquire an aggregate of 150,000 shares of Common Stock (the "Warrant") an option to pay the exercise price of the Warrant either in shares of Common Stock to be received upon the exercise of the Warrant or in cash. A warrant holder who pays the exercise price in shares which he will receive upon exercising the warrant will receive fewer shares than had he paid the exercise price in cash. All of the Reporting Persons have accepted the offer to pay the exercise price in shares of Common Stock and have exercised their Warrants.

      The shares received upon exercise were previously included in the number of shares beneficially owned by the Reporting Persons and have been previously reported in this Schedule 13D.

      Accordingly, this Amendment No. 6 amends the Schedule 13D to reduce the number of shares of Common Stock beneficially owned by these persons as listed below:

Robert Holdings, Inc                17,939
RER Corp.                           17,752
Lenny Corp.                         33,933
Lenny Toboroff Defined
    Pension Benefit Plan             4,485
JEMC Corp.                          31,207
David Mauer                          1,980

Dan Cougill                            341

      As noted above, pursuant to the voting agreement contained in the Stockholder's Agreement, Mr. Nederlander is deemed to beneficially own the shares of Common Stock beneficially owned by the Reporting Persons. Accordingly, this Amendment amends the Schedule 13D to reduce Mr. Nederlander's beneficial ownership by the total number of shares of Common Stock listed in this chart (107,296) exclusive of those shares relating to Mr. Cougill. These entities and individuals no longer have sole voting power with respect to the shares of Common Stock received by them upon exercise of their Warrants.

      h. On November 16, 1998 Mr. Mauer purchased 1,000 shares of Common Stock and on November 23, 1998 Mr. Mauer purchased 100 shares of Common Stock
Mr. Mauer purchased these shares in the open market through a private purchase through a broker. This Amendment amends the Schedule 13D to reflect the increase in Mr. Mauer's ownership of shares as a result of these purchases.

            Pursuant to the voting agreement contained in the Stockholder's Agreement, Mr. Nederlander is deemed to beneficially own the 1,100 shares of Common Stock purchased by Mr. Mauer, and this Amendment amends the Schedule 13D to reflect the increase in Mr. Nederlander's beneficial ownership by these 1,100 shares. Mr. Mauer no longer has sole voting power with respect to these shares.

      i. As noted in Amendment No. 5 to this Schedule, in April 1998 MLC agreed to liquidate. The liquidation has been completed, and this Amendment No. 6 amends the Schedule 13D to delete MLC as a Reporting Person because the entity no longer exists under Delaware law.

     The Reporting Persons intend to review their investment in the Company on a continuing basis and reserve the right to acquire additional shares of Common Stock in the open market or in privately negotiated transactions or otherwise, to maintain their holdings at current levels or to sell all or a portion of their holdings in the open market or in privately negotiated transactions or otherwise, subject, to applicable federal securities law limitations on sales of restricted securities. Any such actions will depend upon, among others, the availability of shares of Common Stock for purchase at satisfactory price levels; the continuing evaluation of the Company's business, financial condition, operations and prospects; general market, economic and other conditions; the relative attractiveness of alternative business and investment opportunities; the availability of financing; the actions of the management and other future developments.

     Except as otherwise set forth above in this Item 4, the Reporting Persons have no present plans or prospects which relate to or would result in any of the actions described in parts (a) through (j) of Items 4 of Schedule 13D.


Item 5.   Interest in Securities of the Issuer.

      Item 5 is hereby amended as follows:

     (a) Based on the Company's most recent publicly available filing with the Securities and Exchange Commission there are 9,141,166 Shares of Common

Stock issued and outstanding. This number does not reflect recent Warrant exercises and stock option exercises.

     Nederlander beneficially owns (i) individually and as controlling stockholder of Robert Holdings, RER and QEN, 1,259,710 Shares (of which 646,037 are subject to the Voting Trust dated as of May 29, 1991 by the Company and the stockholders listed on Schedule A thereto (the Voting Trust) pursuant to which Mr. Nederlander is Voting Trustee) and (ii) an additional 3,950,521 Shares, as voting trustee under the Voting Trust and pursuant to the Stockholders' Agreement(5,201,231 Shares in the aggregate), representing 52.3% of the currently issued and outstanding Shares of Common Stock, adjusted to include options exercisable by the Reporting Persons within 60 days of December 14, 1998.

      Cougill beneficially owns 9,836 Shares, representing less than 1% of the currently issued and outstanding Shares of Common Stock which, as noted above, are not longer subject to the Stockholders' Agreement; Cougill has sole voting and dispositive power with respect to such shares.

     Webb beneficially owns 1,147,354 Shares of Common Stock, representing 12.0% of the currently issued and outstanding shares of Common Stock (adjusted to include options exercisable by the Reporting Person within 60 days of December 14, 1998), all of which are subject to the Stockholders' Agreement; Webb has sole dispositive power with respect to such Shares.

      Mauer beneficially owns 433,645 Shares, representing 4.6% of the currently outstanding issued and outstanding Shares (adjusted to include options exercisable by the Reporting Person within 60 days of December 14,
1998), all of which are subject to the Stockholders' Agreement; Mauer has sole dispositive power with respect to such Shares.

      (b) Nederlander, pursuant to the Voting Trust, has the sole power to vote all of the Shares (646,037) subject to the Voting Trust owned by Nederlander, JEMC, Robert Holdings and McConnaughy, subject to certain conditions set forth in Amendment No. 5 to this Schedule 13D relating to a default by McConnaughy under a loan.

      Toboroff beneficially owns (i) as controlling stockholder of Lenny Corp., 932,510 shares of Common Stock, (ii) an additional 114,126 shares as beneficiary of the Benefit Plan and (iii) 264,449 shares individually (adjusted to include options exercisable within 60 days of December 14, 1998) for an aggregate of 1,311,085 shares of Common Stock, constituting 14.2% of the currently issued and outstanding shares as of December 14, 1998, all of which are subject to the Stockholders' Agreement; Toboroff has sole dispositive power with respect to such shares.

      McConnaughy beneficially owns (i) as controlling stockholder of JEMC, 853,993 shares of Common Stock and (ii) 192,444 shares individually (adjusted to include options exercisable within 60 days of December 14, 1998) for an aggregate of 1,046,437 shares of Common Stock, constituting 11.3% of the currently issued and outstanding shares as of December 14, 1998, all of which are subject to the Stockholders' Agreement; McConnaughy has sole dispositive power with respect to such shares. Mr. McConnaughy has pledged 484,530 of these shares to secure a loan that did not involve the Company.

     Pursuant to the Stockholders' Agreement the Reporting Persons other than Mr. Cougill have agreed to vote those Shares beneficially owned by them, and not subject to the Voting Trust, as Nederlander, as the voting trustee under the Voting Trust, votes the Shares held pursuant to the Voting Trust and (i) in favor of Webb and a designee of Webb as directors of the Company and (ii) in favor of the Riddell Sports Inc. 1997 Stock Option Plan (heretofore approved). As a result thereof, Nederlander has sole voting power of all of the Shares of Common Stock currently held by the Reporting Persons other than Mr. Cougill pursuant to the Stockholders' Agreement (5,210,231 Shares in the aggregate).

      (c)  None.

      (d)   None.

      (e) MLC ceased to own securities of the Company on April 8, 1998.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer.

      No Change except that as of December 11, 1998, Cougill is no longer a party to the Stockholders' Agreement and he now has sole voting power as well as sole dispositive power with respect to all shares of Common Stock owned by him.

Item 7.   Material to be Filed as Exhibits.

      24. Amendment No. 3 dated as of December 11, 1998 to Stockholders' Agreement dated August 14, 1995 as amended and restated June 26, 1997 and as amended March 2, 1998.


                         SIGNATURE

             After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: December 17, 1998

                            By: /s/ ROBERT E. NEDERLANDER
                                  Robert E. Nederlander
                                  President

                         SIGNATURE

             After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: December 17, 1998         ROBERT HOLDINGS, INC.

                              By:  /s/ ROBERT E. NEDERLANDER
                                    Robert E. Nederlander
                                    President




                         SIGNATURE

             After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: December 17, 1998             R.E.R. CORP.

                              BY:  /s/ ROBERT E. NEDERLANDER
                                    ROBERT E. NEDERLANDER
                                    PRESIDENT



                         SIGNATURE

             After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: December 17, 1998             QEN, INC.

                              By:  /s/ ROBERT E. NEDERLANDER
                                    Robert E. Nederlander
                                    President



                         SIGNATURE

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: December 17, 1998         /s/ ROBERT E. NEDERLANDER
                                    Robert E. Nederlander

                         SIGNATURE

             After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: December 17, 1998            JEMC CORP.

                              By:  /s/ JOHN MCCONNAUGHY, JR.
                                    John McConnaughy, Jr.
                                    President



                         SIGNATURE

             After reasonable inquiry and to the best of
my knowledge and belief, I certify that the information
set forth in this Statement is true, complete and
correct.
Dated: December 17, 1998            /s/ JOHN MCCONNAUGHY, JR.
                                    John McConnaughy, Jr.




                         SIGNATURE

             After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: December 17, 1998      LENNY CORP.

                         By:  /s/ LEONARD TOBOROFF
                              Leonard Toboroff
                              President

                         SIGNATURE

             After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: December 17, 1998             LEONARD TOBOROFF, P.C.
                                    DEFINED BENEFIT PLAN

                              By:  /s/ LEONARD TOBOROFF
                                    Leonard Toboroff
                                    Trustee




                         SIGNATURE

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: December 17, 1998            /s/ LEONARD TOBOROFF
                                    Leonard Toboroff


                         SIGNATURE

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: December 17, 1998           /s/ DAVID MAUER
                                    David Mauer




                         SIGNATURE

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: December 17, 1998          /s/ DAN COUGILL
                                   Dan Cougill

                         SIGNATURE

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: December 17, 1998         /s/ JEFFREY G. WEBB
                                  Jeffrey G. Webb


                        Schedule A

DIRECTORS AND EXECUTIVE OFFICERS OF ROBERT HOLDINGS, INC.

Name and                      Position/Present Principal
Business Address              Occupation or Employment
----------------              --------------------------
Robert E. Nederlander         President,
c/o Robert Nederlander        Chief Executive Officer and
810 Seventh Avenue            Chief Financial Officer
New York, NY  10019
                              Principal Occupation --
                              President of Nederlander
                              Organization, Inc., which
                              is engaged in the
                              theatrical business.

                              Mr. Nederlander is a United
                              States citizen.





                        Schedule B

     DIRECTORS AND EXECUTIVE OFFICERS OF LENNY CORP.

Name and                      Position/Present Principal
Business Address              Occupation or Employment
----------------              --------------------------
Leonard Toboroff              President and Chief
c/o The Corporation Trust     Executive Officer.
     Company
1209 Orange Street            Principal Occupation -
Wilmington, Delaware 19801    investing.

                              Mr. Toboroff is a United
                              States citizen.

                        Schedule C

  TRUSTEE OF LEONARD TOBOROFF, P.C. DEFINED BENEFIT PLAN

Name and                      Position/Present Principal
Business Address              Occupation or Employment
----------------              --------------------------
Leonard Toboroff              Trustee
1125 Fifth Avenue
New York, New York  10029     Principal Occupation --
                              investing.

                              Mr. Toboroff is a United
                              States citizen.





                        Schedule D

    DIRECTORS AND EXECUTIVE OFFICERS OF R.E.R CORP.

Name and                      Position/Present Principal
Business Address              Occupation or Employment
----------------              --------------------------
Robert E. Nederlander         President,
c/o Robert Nederlander        Chief Executive Officer and
810 Seventh Avenue            Chief Financial Officer
New York, NY  10019
                              Principal Occupation --
                              President of Nederlander
                              Organization, Inc., which
                              is engaged in the
                              theatrical business.

                              Mr. Nederlander is a United
                              States citizen.

                        Schedule E

      DIRECTORS AND EXECUTIVE OFFICERS OF JEMC CORP.

Name and                      Position/Present Principal
Business Address              Occupation or Employment
----------------              --------------------------
John McConnaughy, Jr.         President and Chief
1001 High Ridge Road          Executive Officer.
Stamford, CT  06905
                              Principal Occupation -
                              investing.

                              Mr. McConnaughy is a United
                              States citizen.





                        Schedule F

      DIRECTORS AND EXECUTIVE OFFICERS OF QEN, INC.

Name and                      Position/Present Principal
Business Address              Occupation or Employment
----------------              --------------------------
Robert E. Nederlander         President;
c/o Robert Nederlander        Chief Executive Officer and
810 Seventh Avenue            Chief Financial Officer.
New York, NY  10019
                              Principal Occupation --
                              President of Nederlander
                              Organization, Inc., which
                              is engaged in the
                              theatrical business.

                              Mr. Nederlander is a United
                              States citizen.